Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

SeeQC, Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common Stock, par value $0.0001 per share	(1)	457(o)		$	$75,000,000.00	0.0001381	$10,357.50

Total Offering Amounts:							$75,000,000.00		10,357.50
Total Fees Previously Paid:									0.00
Total Fee Offsets:									0.00
Net Fee Due:									$10,357.50

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Offering Note(s)

(1)	Includes offering price of any additional shares that the underwriters have the option to purchase.

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.